                                                 -------------------------------
                                                          OMB APPROVAL
 SECURITIES AND EXCHANGE COMMISSION              -------------------------------
       Washington, D.C. 20549                     OMB Number:         3235-0145
                                                  Expires:     October 31, 1994
                                                  Estimated average burden
                                                 -------------------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

   Information to be included in statements filed pursuant to Rule 13d-1(a)
            and Amendments thereto filed pursuant to Rule 13d-2(a)
                             (Amendment No. 2)/1/

                          GOOD TIMES RESTAURANTS INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        COMMON STOCK, $0.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  0003821401
                     ------------------------------------
                                 (CUSIP Number)

      DARREN R. HENSLEY, ESQ., JACOBS CHASE FRICK KLEINKOPF & KELLEY LLC
   1050 SEVENTEETH STREET, STE. 1500, DENVER, COLORADO 80265  (303) 685-4800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                OCTOBER 5, 1998
                     ------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box[_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                    --------------------------------------
 CUSIP No. 0003821401                                Page 2 of 7 Pages
----------------------                    --------------------------------------
================================================================================
 1             NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

               THE BAILEY COMPANY, L.P., IRS # 84-0584467
--------------------------------------------------------------------------------
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
 3             SEC USE ONLY


--------------------------------------------------------------------------------
 4             SOURCE OF FUNDS*

               WC
-------------------------------------------------------------------------------
 5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                              [_]

--------------------------------------------------------------------------------
 6             CITIZENSHIP OR PLACE OF ORGANIZATION

               COLORADO
--------------------------------------------------------------------------------
                      7            SOLE VOTING POWER

  NUMBER OF                              -0-
                   -------------------------------------------------------------
   SHARES             8            SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                             460,828
                   -------------------------------------------------------------
    EACH              9            SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                                -0-
                   -------------------------------------------------------------
    WITH             10            SHARED DISPOSITIVE POWER

                                       460,828
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       460,828
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                  EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        26.4%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

                  PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                    --------------------------------------
 CUSIP No. 0003821401                               Page 3 of 7 Pages
----------------------                    --------------------------------------
================================================================================
 1             NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

                THE ERIE COUNTY INVESTMENT CO., IRS #34-4227790
--------------------------------------------------------------------------------
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
 3             SEC USE ONLY


--------------------------------------------------------------------------------
 4             SOURCE OF FUNDS*

               AF
-------------------------------------------------------------------------------
 5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                              [_]

--------------------------------------------------------------------------------
 6             CITIZENSHIP OR PLACE OF ORGANIZATION

               OHIO
--------------------------------------------------------------------------------
                      7            SOLE VOTING POWER

  NUMBER OF                              -0-
                   ------------------------------------------------------------
   SHARES             8            SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                             502,608
                   -------------------------------------------------------------
    EACH              9            SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                                -0-
                   -------------------------------------------------------------
    WITH             10            SHARED DISPOSITIVE POWER

                                       475,508
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       502,608
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                  EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        28.8%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

                  CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                    --------------------------------------
 CUSIP No. 0003821401                               Page 4 of 7 Pages
----------------------                    --------------------------------------
================================================================================
 1             NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

               PAUL T. BAILEY
--------------------------------------------------------------------------------
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
 3             SEC USE ONLY


--------------------------------------------------------------------------------
 4             SOURCE OF FUNDS*

               PF
-------------------------------------------------------------------------------
 5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                              [_]

--------------------------------------------------------------------------------
 6             CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES
--------------------------------------------------------------------------------
                      7            SOLE VOTING POWER

  NUMBER OF                             22,000
                   ------------------------------------------------------------
   SHARES             8            SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                             502,608
                   -------------------------------------------------------------
    EACH              9            SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                               22,000
                   -------------------------------------------------------------
    WITH             10            SHARED DISPOSITIVE POWER

                                       475,508
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       524,608
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                  EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        30.0%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

                  IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                        ----------------------------
 CUSIP No. 0003821401                                   Page 5 of 7 Pages
----------------------------                        ----------------------------

                                Amendment No. 2
                                to Schedule 13D

     This amended statement relates to the shares of Common Stock, $0.001 par value ("Common Stock"), of Good Times Restaurants Inc., a Nevada corporation (the "Company"). Item 5 of a statement on Schedule 13D previously filed by The Erie County Investment Co., an Ohio corporation ("Erie"), The Bailey Company, L.P., a Colorado limited partnership ("Bailey"), and Mr. Paul T. Bailey, an individual ("Mr. Bailey"), is amended as set forth below.

--------------------                                   -----------------------
CUSIP No. 0003821401                                      Page 6 of 7 Pages
--------------------                                   -----------------------

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

     No change except for restatement of (a) and (b) as follows:

     (a) As of August 31, 1998, Bailey converted 1,000,000 shares of the Company's Series A Convertible Preferred Stock, $0.01 par value (the "Preferred Stock"), into 426,667 shares of Common Stock (the "Conversion"). As a result of the Conversion, Bailey owns 460,828 shares of Common Stock, which represent approximately 26.4% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of June 30, 1998 as reported by the Company in its Quarterly Report on Form 10-QSB for the quarter ended June 30, 1998 (the "Outstanding Shares") and giving effect to the Conversion). Erie and Mr. Bailey own 41,780 shares and 22,000 shares of Common Stock, respectively, which represent approximately 2.4% and 1.3%, respectively, of the outstanding Common Stock (based upon the Outstanding Shares and giving effect to the Conversion). Erie and Mr. Bailey may be deemed to beneficially own the 460,828 shares of Common Stock held by Bailey and Mr. Bailey may be deemed to beneficially own the 41,780 shares of Common Stock held by Erie. Erie and Mr. Bailey disclaim beneficial ownership of any shares of Common Stock held by Bailey and Mr. Bailey disclaims beneficial ownership of any shares of Common Stock held by Erie.

     (b) Bailey, Erie and Mr. Bailey may be deemed to share voting and dispositive power over the 460,828 shares of Common Stock held directly by Bailey. Erie and Mr. Bailey may be deemed to share voting and dispositive power over 14,680 shares of Common Stock held directly by Erie and voting power over 27,100 shares of Common Stock sold by Erie to its employees. Mr. Bailey has sole voting and dispositive power over the 22,000 shares of Common Stock held by Mr. Bailey.

--------------------                                 ---------------------------
CUSIP No. 0003821401                                      Page 7 of 7 Pages
--------------------                                 ---------------------------
                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           October 29, 1998
                        ____________________________________
                        (Date)

                        THE BAILEY COMPANY, a Colorado limited partnership

                        By:  THE ERIE COUNTY INVESTMENT CO., an Ohio
                             corporation, its general partner

                        By:  /s/ William D. Whitehurst
                             ________________________________________
                             William D. Whitehurst, Vice-President


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                           October 29, 1998
                         ________________________________________________
                         (Date)

                              THE ERIE COUNTY INVESTMENT CO., an Ohio
                              corporation

                         By:  /s/ William D. Whitehurst
                              ______________________________________
                              William D. Whitehurst, Vice-President


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                           October 29, 1998
                         ________________________________________________
                         (Date)


                         By:  /s/ Paul T. Bailey
                              ______________________________________
                              Paul T. Bailey